Exhibit 99.2

Material indicated with a “[***]” has been redacted pursuant to a request for Confidential Treatment under the Freedom of Information Act. Such material has been filed separately with the Securities and Exchange Commission.

THIRD AMENDMENT

(“this Amendment”)

DATED DECEMBER 31, 2012 TO A FACILITY AGREEMENT MADE ON JULY 13, 2010, AS AMENDED

by and between:

(1)	GAZIT CANADA INC., a corporation formed under the laws of the province of Ontario of 109 Atlantic Avenue, Suite 303, Toronto, Ontario, Canada M6K 1X4 (“the Borrower”)

and

(2)	BANK HAPOALIM B.M., a banking corporation incorporated in the State of Israel, in its capacity as lender (“the Lender”)

WHEREAS:	the Borrower and the Lender are parties to a Facility Agreement dated July 13, 2010, as amended on August 15, 2010 and as further amended on December 29, 2010 (the Facility Agreement, including the first and second amendments thereto as aforesaid, hereinafter, collectively, “the Facility Agreement”); and

WHEREAS:	the Borrower has requested that: (a) 12,100,000 (twelve million one hundred thousand) FCR Shares be released from the Borrower Account; (b) certain amendments be made to clause 1.1.11 of the Facility Agreement (i.e., the definition of “Change of Control”); (c) the Final Maturity Date be extended; and (d) certain other amendments be made to the Facility Agreement as set forth herein, and the Lender has agreed to the aforegoing requests of the Borrower, all subject to the terms and conditions set out in this Amendment below,

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

Unless otherwise defined in this Amendment, terms and expressions defined and references contained in the Facility Agreement, shall have the same meaning and construction in this Amendment.

2.	AMENDMENT

With effect from the date on which the Lender is satisfied that all the conditions precedent referred to in clause 3 below have been fulfilled in a form satisfactory to the Lender (such date hereinafter being referred to as “the Amendment Closing Date”), subject to clause 4.3 below, the Facility Agreement shall be amended in the manner set out below:

2.1.	Clause 1.1.7(b) shall be amended such that the figure and words “42,325,179 (forty-two million three hundred and twenty-five thousand one hundred and seventy-nine)” shall be replaced by the figure and words “45,525,177 (forty-five million five hundred and twenty-five thousand one hundred and seventy-seven)”;

2.2.	Clause 1.1.11(b) shall be amended as follows:

2.2.1.	in paragraph (ii), “34% (thirty-four percent)” shall be deleted and replaced by “26% (twenty-six percent)”, “; or” shall be deleted and replaced by a period, and the following shall be added as a new sentence at the end thereof:

“Notwithstanding the above, the circumstances set out in this paragraph (ii) above shall not constitute a ‘Change in Control’ in the event that Gazit Globe shall: (1) within 2 (two) Business Days of the occurrence of such circumstances, deposit, or cause the Borrower one of the Guarantors to deposit, in one of the Charged Accounts, additional FCR Shares in an amount that, together with the Pledged FCR Shares already pledged in the Charged Accounts, shall represent at least 26% (twenty-six percent) of each means of control of FCR; and (2) within 7 (seven) Business Days of such deposit, take all actions required by the Lender, to its satisfaction, to perfect the pledge in favour of the Lender of such additional FCR Shares deposited as aforesaid; or”;

2.2.2.	paragraph (v) shall be amended to read as follows:

“(v) any person or persons acting in concert (other than Gazit Globe or Subsidiaries of Gazit Globe) holding more than 19.99% (nineteen point ninety-nine percent) of any means of control of FCR (‘a Determining Person’) shall hold any means of control of FCR in excess of the Determining Percentage. ‘The Determining Percentage’ shall mean: (1) with respect to any means of control of FCR, the percentage of such means of control of FCR represented by the Pledged FCR Shares at such time; less (2) 10% (ten percent). By way of illustration only, in the event that (1) above is 34% (thirty-four percent), the Determining Percentage shall be 24% (twenty-four percent).

Notwithstanding the above, the circumstances set out in this paragraph (v) shall not constitute a ‘Change in Control’ in the event that Gazit Globe shall: (1) within 2 (two) Business Days of the occurrence of such circumstances, deposit, or cause the Borrower or one of the Guarantors to deposit, in one of the Charged Accounts, additional FCR Shares in an amount that, together with the Pledged FCR Shares already pledged in the Charged Accounts, shall result in said Determining Person no longer holding any means of control of FCR in excess of the Determining Percentage; and (2) within 7 (seven) Business Days of such deposit, take all actions required by the Lender, to its satisfaction, to perfect the pledge in favour of the Lender of such additional FCR Shares deposited as aforesaid.”;

2.2.3.	paragraph (vii) shall be amended as follows:

2.2.3.1.	“27.5% (twenty-seven point five percent)” shall be deleted and replaced by “20% (twenty percent)”;

2.2.3.2.	the following shall be added after the words “into FCR Shares at such time”: “; provided that debentures issued by FCR that are not convertible into FCR Shares prior to the Final Maturity Date, employee stock options, employee deferred share units and employee restricted stock units shall be deemed not to constitute Securities of FCR for the purposes of the aforegoing”; and

2.2.3.3.	the second paragraph of paragraph (vii) shall be deleted and replaced by the following:

“Notwithstanding the above, the circumstances set out in this paragraph (vii) shall not constitute a ‘Change in Control’ in the event that Gazit Globe shall either: (a) within 5 (five) Business Days of the occurrence of such circumstances, prepay the Total Outstandings Gazit-Globe and cause Gazit Canada to prepay the Total Outstandings (including, for the avoidance of doubt, all breakage costs under clause 13.11 of the Facility Agreement and under clause 13.11 of the Gazit Globe Facility Agreement) and cancel, and cause the Borrower to cancel, the Facilities under the respective Facility Agreements in whole; or (b) (1) within 5 (five) Business Days of the occurrence of such circumstances, deposit, or cause the Borrower or one of the Guarantors to deposit, in one of the Charged Accounts, additional FCR Shares and/or FCR Eligible Debentures (as defined in clause 9.10 below)in an amount that, together with the Pledged FCR Shares already pledged in the Charged Accounts, shall represent at least 20% (twenty percent) of each means of control of FCR on a fully-diluted basis as determined in accordance with the provisions of this paragraph (vii) above; and (2) within 4 (four) Business Days of such deposit, take all actions required by the Lender, to its satisfaction, to perfect the pledge in favour of the Lender of such additional FCR Shares (or FCR Eligible Debentures (as defined in clause 9.10 below), as applicable) deposited as aforesaid.”;

and

2.2.4.	new paragraphs (viii) and (ix) shall be added immediately after paragraph (vii) (but before the words “or (c)”), to read as follows:

“(viii)	Gazit Globe (directly or indirectly through Subsidiaries of Gazit Globe) shall hold less than 34% (thirty-four percent) of any of the means of control of FCR; or

(ix)	neither Chaim Katzman nor Dori Segal shall serve as Chairman of the Board of Directors of FCR or as Chief Executive Officer of FCR;”

2.3.	In clause 1.1.27, the words “means January 1, 2014” shall be deleted and replaced by the words “means January 1, 2018”.

2.4.	Clause 10.1 shall be amended as follows:

2.4.1.	the reference to “85% (eighty-five percent)” in the opening paragraph shall be deleted and replaced by the words “the Maximum Percentage”;

2.4.2.	the following new definition shall be inserted immediately before the definition of “the Required Amount”:

“ ‘Maximum Percentage’ shall mean: (a) 85% (eighty-five percent); (b) in the event that for any Quarter or Financial Year either: (i) the owners equity (“hon atzmi”) of Gazit Globe shall be less than NIS 5,500,000,000 (five billion five hundred million New Israel Sheqels); or (ii) the ratio of: (1) Gazit Globe’s Net Financial Indebtedness (as such term is defined in clause 10.2 below); to (2) Gazit Globe’s Total Assets, less deposits of cash, cash equivalents and short-term investments for such Quarter or Financial Year (all as appearing in Gazit Globe’s most recent consolidated financial statements for such Quarter or Financial Year); shall exceed 62.5% (sixty-two point five percent) ((i) or (ii) above, ‘a Variation Condition’), then 80% (eighty percent), until the first Quarter or Financial Year when a Variation Condition no longer applies; or (c) in the event that and for so long as any person or persons acting in concert (other than Gazit Globe or Subsidiaries Gazit Globe) shall hold any means of control of FCR in excess of the Determining Percentage (as such term is defined in subclause 1.1.11(b)(v) above), then 70% (seventy percent); and”;

2.4.3.	in the definition of the “Required Amount”, the word “sixty” shall be deleted and replaced by the word “seventy”;

and

2.4.4.	in the definition of the “Required Amount” and the paragraph appearing immediately after such definition, the following shall be inserted immediately after each reference to “70% (seventy percent)”:

“(or, in the event of the occurrence of a Variation Condition, 65% (sixty-five percent), until the first Quarter or Financial Year when a Variation Condition no longer applies, or, in the event that paragraph (c) of the definition of Maximum Percentage shall apply, then 55% (fifty-five percent)”.

2.5.	Clause 10.5. shall be amended by inserting the words “, or in the event that for such Quarter or Financial Year, a Variation Condition shall apply, 1.75 (one point seventy-five)” after the words “1.5 (one point five)”, wherever appearing in such clause.

2.6	Clause 13.2 shall be amended by deleting the first sentence thereof and replacing same with the following:

“The Borrower shall pay to the Lender a Commitment Fee in respect of the Available Commitment under the Facilities from time to time, with effect from the date of signature of this Agreement at the rate of: (i) [***]% ([***] percent) with respect to the period until December 31, 2012; and (ii) [***]% ([***] percent) with respect to the period from January 1, 2013 until the Final Maturity Date.”

2.7	Clause 13.4 shall be amended by the insertion of a new clause 13.4.2A, immediately after clause 13.4.2, reading as follows:

“13.4.2A.	The Borrower shall pay to the Lender by not later than January 14, 2013 an upfront fee in the amount of [***]% ([***] percent) of the Maximum Facilities in respect of the period from January 1, 2014 until the Final Maturity Date.”

2.8	Clause 16.2 shall be amended as follows:

2.8.2	the word “and” at the end of clause 16.2.3 shall be deleted; and

2.8.3	the period after clause 16.2.4 shall be replaced by a semicolon and the word “and” and the following new clause 16.2.5 shall be inserted immediately thereafter:

“16.2.5.	without derogating from clause 17.13 below, details (as published by FCR) of any issuance or acquisition of shares or other Securities convertible into shares or other Securities of FCR, in each case, such that any person (or persons acting in concert) shall hold more than 19.99% (nineteen point ninety-nine percent) of any means of control of FCR or any person (or persons acting in concert) holding such percentage of any means of control of FCR shall increase such holdings.”

3.	CONDITIONS PRECEDENT

The effectiveness of this Amendment is subject to the conditions precedent that the Lender shall have received, in form and substance satisfactory to the Lender in its sole discretion, the documents, matters and things set out below:

3.1.	confirmation by the chief financial officer of the Borrower that no Default has occurred and is continuing, and that no Default is likely to occur as a result of this Amendment;

3.2.	the amending agreement to the Gazit Globe Facility Agreement, dated of even date hereof, by and among the parties thereto shall have been entered into and all the conditions precedent to the effectiveness thereof (other than the condition precedent that this Amendment shall be effective) shall have been fulfilled;

3.3.	a copy (in English or Hebrew), of the resolution of the Board of Directors of the Borrower (as required to comply with applicable law and its organisational documents) evidencing approval of this Amendment; and

3.4.	all of the Borrower’s representations and warranties given pursuant to this Amendment shall be accurate in all material respects as of the Amendment Closing Date, as if made on the Amendment Closing Date and no Default has occurred which is continuing.

4.	PAYMENT OF SIGNATURE FEE, COMPLETION OF DOCUMENTS AND RELEASE OF CERTAIN SHARES

4.1.	The Borrower shall pay to the Lender by not later than January 14, 2013 a signature fee in the amount of CAD $ [***] ([***] Canadian Dollars);

4.2.	The Borrower undertakes within 14 (fourteen) Business Days of the date of signature of this Agreement to deliver to the Lender originals of the following documents, duly executed, together with any documents required to be delivered as conditions precedent to the effectiveness thereof or in order to register such documents, all the aforegoing to be in the respective forms as attached to this Amendment or, if not so attached, in a form and on terms and conditions satisfactory to the Lender:

4.2.1.	an original acknowledgment by Gazit Globe regarding this Amendment;

4.2.2.	an original acknowledgment by Gazit 2003 regarding this Amendment; and

4.2.3.	original amendment to the Borrower Israeli Pledge to reflect the amended number of Pledged FCR Shares.

If any of the documents detailed above or in clause 3. above shall be executed outside of the State of Israel, then such document must be certified in accordance with the Hague Apostille Convention or Section 30 of the Evidence Ordinance [New Version], 5731–1971.

4.3.	The Borrower agrees that in the event of non-compliance with the provisions of clause 4.1 above or clause 4.2 above, then this Amendment shall forthwith terminate and become void and no amendment contemplated hereunder shall be deemed to have taken effect, unless agreed otherwise in writing between the parties.

4.4.	The Lender agrees that, subject to the fulfilment of all the conditions precedent set out in clause 3 above, to the payment of the signature fee set out in clause 4.1 above and to the delivery to the Lender of all of the documents referred to in clause 4.2 above, there shall be released from the Borrower Account, 12,100,000 (twelve million one hundred thousand) FCR Shares, such that the Pledged FCR Shares on deposit in the Borrower Account after such release shall comprise 45,525,177 (forty-five million five hundred and twenty-five thousand one hundred and seventy-seven) FCR Shares. For the avoidance of doubt, such release of only 12,100,000 (twelve million one hundred thousand) FCR Shares deposited in the Borrower Account shall in no way provide for, or be construed to allow for, a release of any additional FCR Shares from any Charged Account.

5.	REPRESENTATIONS AND WARRANTIES

5.1.	The Borrower acknowledges that the Lender has agreed to this Amendment in full reliance on the representations and warranties set forth in the first sentence of clause 15.2.1(b) and clauses 15.3, 15.4, 15.5, 15.6, 15.7.1(a), 15.7.2, 15.8.1, 15.9.1 and 15.10 of the Facility Agreement, all of which representations and warranties are deemed to have been made on the date hereof and repeated on the Amendment Closing Date. In addition, the Borrower hereby warrants that the Pledged FCR Shares, as at the Amendment Closing Date (but after giving effect to the release of the 12,100,000 (twelve million one hundred thousand) FCR Shares as referred to in clause 4.4 above), shall constitute at least 30% (thirty percent) of all the means of control in FCR.

5.2.	Without derogating from clause 5.1 above, the Borrower hereby acknowledges and agrees and confirms to the Lender that: (a) any security granted by it to and in favour of the Lender as security for its obligations under any of the Finance Documents to which it is a party (“the Security”), remains in full force and effect, and the Encumbrances granted by it in favour of the Lender pursuant to the Security continue to extend to all of its debts, liabilities and obligations to the Lender, whether direct or indirect, absolute or contingent, present or future, pursuant to, or arising out of, any of the Finance Documents to which it is a party; and (b) its obligations are reaffirmed, including, without limitation, those under the Facility Agreement and the Security granted by it.

5.3.	For the avoidance of doubt, this Amendment constitutes a Finance Document. Without limiting the generality of the aforegoing, the term “Finance Documents” when referred to in those representations and warranties set out in clause 15 of the Facility Agreement and as referred to in clause 5.1 above shall include this Amendment and the Facility Agreement as amended by this Amendment and all Security Documents as amended by any amendments entered into on the date hereof.

6.	AMENDMENT TO THE FACILITY AGREEMENT

Subject to the fulfillment of the conditions precedent set out in clause 3 above and with effect from the Amendment Closing Date, the Facility Agreement is hereby amended as expressly set out in this Amendment above. This Amendment shall be read together with the Facility Agreement as one agreement and, save as expressly amended by this Amendment, the Facility Agreement shall remain unaltered and in full force and effect.

7.	GENERAL

Clauses 19, 20, 21 and 22 of the Facility Agreement shall apply to this Amendment as if set out herein and as if all references to “this Agreement” in such clauses were references to this Amendment.

IN WITNESS WHEREOF, the parties have signed this Amendment effective as of the date first mentioned above.

the LENDER:

for BANK HAPOALIM B.M.

By:	/s/ A. Nemesh

By:	/s/ A. Avraham

the BORROWER:

for GAZIT CANADA INC.

By:	/s/ Roni Soffer

Title:	President

By:	/s/ Gil Kotler

Title:	SEVP & CFO

Lawyer’s Confirmation

We, the undersigned,                     , acting as legal counsel to Gazit Canada Inc. (“the Borrower”), hereby confirm to Bank Hapoalim B.M. that: (i) this Amendment (as such term is defined above) has been duly signed by the Borrower through its authorized signatories                     and                     ; and (ii) this Amendment and the Facility Agreement (as such term is defined in this Amendment) as amended by this Amendment, duly bind the Borrower.

Signature	Date

Material indicated with a “[***]” has been redacted pursuant to a request for Confidential Treatment under the Freedom of Information Act. Such material has been filed separately with the Securities and Exchange Commission.

ADDENDUM NO. 1

(“this Addendum”)

DATED JANUARY 13, 2013 TO THIRD AMENDMENT TO A FACILITY AGREEMENT MADE ON JULY 13, 2010, AS AMENDED

by and between:

(1)	GAZIT CANADA INC., a corporation formed under the laws of the province of Ontario of 109 Atlantic Avenue, Suite 303, Toronto, Ontario, Canada M6K 1X4 (“the Borrower”)

and

(2)	BANK HAPOALIM B.M., a banking corporation incorporated in the State of Israel, in its capacity as lender (“the Lender”)

WHEREAS:	the Borrower and the Lender are parties to a Facility Agreement dated July 13, 2010, as amended on August 15, 2010 and as further amended on December 29, 2010 (the Facility Agreement, including the first and second amendments thereto as aforesaid, hereinafter, collectively, “the Facility Agreement”); and

WHEREAS:	the Borrower and the Lender have entered into that certain Third Amendment to the Facility Agreement, dated as of December 31, 2012 (“the Amendment”),

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	INTERPRETATION

Each capitalized terms used in this Addendum and not otherwise defined herein shall have the meaning ascribed to such term in the Amendment, and if not defined therein, in the Facility Agreement.

2.	AMENDMENT

2.1.	With effect from the Amendment Closing Date, subject to clause 4.3 of the Amendment, it is hereby agreed that Clause 2.7 of the Amendment shall be replaced in its entirety with the following:

“2.7	Clause 13.4 shall be amended by the insertion of a new clause 13.4.2A, immediately after clause 13.4.2, reading as follows:

“13.4.2A.	The Borrower shall pay to the Lender by not later than January 14, 2013 an upfront fee in the amount of [***]% ([***] percent) of the Maximum Facilities in respect of the period from January 1, 2014 until the Final Maturity Date.”

2.2.	This Addendum shall be read together with the Amendment as one agreement and, save as expressly amended by this Addendum, the Amendment shall remain unaltered and in full force and effect.

3.	GENERAL

Clauses 19, 20, 21 and 22 of the Facility Agreement shall apply to this Addendum as if set out herein and as if all references to “this Agreement” in such clauses were references to this Addendum.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have signed this Addendum effective as of the date first mentioned above.

the LENDER:

for	BANK HAPOALIM B.M.

By:	/s/ A. Nemesh

By:	/s/ A. Avraham

the BORROWER:

for	GAZIT CANADA INC.

By:	/s/ Roni Soffer

Title:	President

By:	/s/ Gil Kotler

Title:	SEVP & CFO

Lawyer’s Confirmation

We, the undersigned,                     , acting as legal counsel to Gazit Canada Inc. (“the Borrower”), hereby confirm to Bank Hapoalim B.M. that: (i) this Addendum (as such term is defined above) has been duly signed by the Borrower through its authorized signatories                     and                     ; and (ii) this Addendum and the Amendment (as amended by this Addendum), duly bind the Borrower.

Signature	Date